UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTAC INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

45811T100

(CUSIP Number)

Lee Edwards, Esq.

Shearman & Sterling LLP

Suite 2318, China World Tower II

1 Jianguomenwai Dajie,

Chaoyang District

Beijing 100004, China

(+8610) 6505 3399

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WEI ZHOU (IRS Identification Number: NOT APPLICABLE)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (1) 11,950,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power (1) 11,950,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,950,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)          Subject to the matters described in Item 4 and Item 6 herein, the Reporting Person has sole voting and dispositive power over the shares.

(2)          The Voting Agreement (as described below) incorrectly states the percentage to be 53.8%.

This Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) relates to shares of common stock, par value $.001 per share (the “Shares”), of Intac International, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 2 amends and supplements the information contained in the initial statement on Schedule 13D dated October 8, 2001, as amended by Amendment No. 1 on Schedule 13D dated October 22, 2001 (the initial statement on Schedule 13D as amended by Amendment No. 1 on Schedule 13D, the “Initial Statement”), filed by Wei Zhou (the “Reporting Person”). This Amendment No. 2 is being filed by the Reporting Person to report the information disclosed in Item 4 and Item 6 hereof.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Initial Statement. Except as amended herein, the information set forth in the Initial Statement remains unchanged. The Initial Statement is amended as follows.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended by adding the following at the end thereof:

On April 20, 2006, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with HowStuffWorks, Inc., a Delaware corporation (“HSW”), relating to the proposed merger of HSW International Merger Corporation, a Nevada corporation (“Merger Sub”), with and into the Issuer (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of April 20, 2006 (the “Merger Agreement”), by and among the Issuer, HSW, the Merger Sub and HSW International, Inc., a Delaware corporation (“Parent”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, the Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation.

Pursuant to the Voting Agreement, the Reporting Person has agreed to vote (or cause to be voted), at any meeting of the Issuer’s stockholders pursuant to which the Merger will be considered and voted upon (and at any adjournment, postponement or continuation thereof), 11,950,000 Shares of the Issuer held by the Reporting Person (together with all other Shares of the Issuer acquired by the Reporting Person after the date of the Voting Agreement and during the term thereof) (collectively, the “Subject Shares”), in favor of the approval and adoption of the Merger Agreement, the Merger and each of the transactions contemplated by the Merger Agreement. The Reporting Person has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, the Merger and each of the transactions contemplated by the Merger Agreement, and to carry out the intent and purposes of the Voting Agreement. The Reporting Person has granted HSW an irrevocable proxy to be used solely in the event of a breach of or non-compliance by the Reporting Person of his obligations under the Voting Agreement, to be used solely for the purposes of (i) demanding that the secretary of the Issuer call a special meeting of the Issuer’s stockholders to consider matters related to the Merger, and (ii) voting all of the Subject Shares held by the Reporting Person by the grantor of the proxy in favor of the approval and adoption of the Merger Agreement, the Merger and each of the transactions contemplated by the Merger Agreement in accordance with the terms and provisions of the Merger Agreement.

Pursuant to the Voting Agreement, the Reporting Person also agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, encumber, assign or otherwise dispose of or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Issuer or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Subject Shares, any securities exercisable for or convertible into the Shares of the Issuer, any other capital stock of the Issuer or any interest in any of the foregoing with any person, other than that the Reporting Person has the right to transfer no more than 4,000,000 Shares of the Issuer to any immediate family member of the Reporting Person, if such family member shall have agreed in writing to (i) accept such Shares subject to the terms and conditions of the Voting Agreement and (ii) be bound by the Voting Agreement.

The Voting Agreement will terminate, and no party shall have any rights or obligations under the Voting Agreement, upon the earlier of (i) the effective time of the Merger and (ii) termination of the Merger Agreement in accordance with the terms thereof.

The description of the Voting Agreement contained in this Amendment No. 2 is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as Exhibit 3 and is incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure previously contained in Item 6 of the Initial Statement is hereby replaced in its entirety with the following:

See the description of the Voting Agreement set forth in Item 4 hereto, which description does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Voting Agreement, which is filed herewith as Exhibit 3 and is incorporated herein by reference in its entirety.

Except for as set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Initial Statement is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

3	Voting Agreement, dated as of April 20, 2006, between the Reporting Person and HowStuffWorks, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2006
Date
/s/ Wei Zhou
Signature
WEI ZHOU
Name/Title

EXHIBIT INDEX

Exhibit No.	Description

3	Voting Agreement, dated as of April 20, 2006, between the Reporting Person and HowStuffWorks, Inc.